UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

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Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is a foreign private issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and has its American Depositary Shares (“ADSs”) listed on the NYSE American LLC stock exchange market.

The Company is filing this Report on Form 6-K to provide information regarding its Annual General Meeting of the of shareholders of the Company that will be held at 11/F, COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong on Thursday, 29 June 2023 at 2:30 p.m. local time, including the following:

1.	Notice of Annual General Meeting dated 28 April 2023
2.	2022 Annual Report
3.	Circular dated 28 April 2023 relating to general mandates to repurchase and issue Shares, re-election of Directors and notice of Annual General Meeting
4.	Proxy Form for use at the Annual General Meeting or at any adjournment thereof
5.	Notification of Publication of Corporate Communications on the Company’s Website – Registered Holders
6.	Notification of publication of Corporate Communication on the Company’s website – Non-Registered Holders

An announcement of the Annual General Meeting has been made in accordance with the Listing Rules of the HKSE.

The foregoing descriptions are not complete and are qualified in their entirety by reference to the full text of such documents that are furnished to this Report as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 and is incorporated herein.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: April 28, 2023

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Notice of Annual General Meeting dated 28 April 2023
99.2	2022 Annual Report
99.3	Circular dated 28 April 2023 relating to general mandates to repurchase and issue Shares, re-election of Directors and notice of Annual General Meeting
99.4	Proxy Form for use at the Annual General Meeting or at any adjournment thereof
99.5	Notification of Publication of Corporate Communications on the Company’s Website – Registered Holders
99.6	Notification of publication of Corporate Communication on the Company’s website – Non-Registered Holders

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